Mail Stop 0510


      May 20, 2005

via U.S. mail and facsimile

Mr. Ronald G. Lee
Chief Executive Officer and Chief Financial Officer
Lee Pharmaceuticals
1444 Santa Anita Avenue
South El Monte, California 91733

	RE: Form 10-KSB for the fiscal year ended September 30, 2004
                   Form 10-QSB for the quarter ended March 31,
2005
                    File No. 1-7335

Dear Mr. Lee:

		We have reviewed your response letter dated April 29,
2005
and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR YEAR ENDED SEPTEMBER 30, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.




Financial Statements

Note 4 - Intangible Assets, page 21

2. We have reviewed your response to comment 2. Please provide us with responses to the following:
* Tell us which of the product lines are subject to amortization and which have indefinite lives.
* For product lines that are subject to amortization tell us how you determined their estimated useful lives and disclose the amortization period.
* For product lines that have indefinite lives tell us the factors that support this conclusion.
* Given that you amortize covenants not to compete over 60 to 120 months and covenants not to compete agreements are generally for periods ranging from two to five years, tell us the amortization period and the product lines with covenants not to compete that exceed 60 months.
* Provide us with your computation of the $38,000 impact per year of the amortization of definite-lived intangibles.
* Tell us when you intend to commence recording the amortization of the definite-lived intangibles and your proposed method of accounting for this change given that you have disclosed financial results through the second quarter of 2005.
Give us the justification of the estimated useful lives of your intangibles based upon analysis of the following literature: EITF 02-
17, EITF 03-9, and SFAS 142.


			FORM 10-QSB FOR PERIOD ENDED MARCH 31, 2005

Comment applicable to your interim filing

3. Please address the comments above in your interim filings as well.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.


       If you have any questions regarding these comments, you may contact Gus Rodriguez, Staff Accountant, at (202) 824-5524 or, in his absence, Nathan Cheney, Assistant Chief Accountant, at (202) 942-
1804.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief
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Mr. Ronald G. Lee
May 20, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE